SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On May 3, 2022, the Company announced that it closed a $45,000,000 strategic investment and partnership with MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, is engaged in the biomedical business through its affiliate MiCo BioMed, in addition to providing cutting-edge technology driven solutions in the semi-conductor and green energy sectors.

These funds will be primarily used to repay a portion of the Company’s $81.25 million term loan. The Company also expects that this investment will facilitate its exploring lower cost debt funding options in the short term, with the aim of further reducing the Company’s interest expense through refinancing the balance of the Company’s term loan at substantially lower interest rates.

EXHIBIT INDEX

Exhibit	Description

99.1	May 3, 2022 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  May 9, 2022